AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2014

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

1.1	DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed interim financial statements (“Interim Financial Statements”) of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the three months ended June 30, 2014, and the Company’s audited financial statements for the year ended March 31, 2014 and related MD&A, which are publicly available on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together known as "IFRS"). The following disclosure and associated Interim Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of August 14, 2014.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward- looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development, and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Inferred Resources:

This discussion uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2	OVERVIEW

Amarc has assembled a capable and experienced mineral exploration team to achieve its objective of discovering and developing British Columbia’s (“BC”) next major metal mine. Through its property evaluation efforts the Company has acquired the prospective porphyry-style copper-molybdenum-silver Ike property, located in central BC. Amarc’s exploration team continues to actively evaluate mineral properties in the Ike region with a view to making additional value-adding mineral property acquisitions.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

LOCATION OF THE COMPANY'S MINERAL PROJECTS

At the Ike property limited historical drilling indicates the presence of a mineral system with characteristics that are favorable for the development of a viable bulk tonnage copper-molybdenum-silver porphyry deposit. Exploration drilling to test the potential of the porphyry system at Ike has commenced. Amarc can acquire a 100% ownership interest in Ike.

Amarc's prospective 100% owned Galileo claim package lies 16 kilometres west of New Gold's 8 million plus ounce Blackwater gold deposit. Extensive airborne and ground-based Induced Polarization (“IP”) surveys have identified four high-quality anomalies that potentially represent important sulphide systems for drill testing.

At Amarc’s 100% owned Newton discovery, gold mineralization is similar in age and geological characteristics to the mineralization at the Blackwater gold deposit. An initial mineral resource estimate completed on June 30, 2012 and based on 24,513 metres of core drilling in 78 holes confirmed that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver (further details are provided in the property section below).

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

Amarc’s focus with respect to its Newton and Galileo projects is to partner them out to further advance exploration.

Amarc is actively working to engage constructively with First Nations, other communities and regulators in the areas of its projects.

The Ike Property

Amarc has the right to acquire a 100% interest in the Ike property, which is located approximately 40 kilometres northwest of Gold Bridge, in a region characterized by moderate topography. The limited historical drilling indicates the presence of a mineral system with characteristics that are favorable for the development of a viable copper-molybdenum-silver porphyry deposit. Of particular significance are three historical drill holes (81-02, 891-01 and 891-02) which intercepted, from surface, long intervals of continuous chalcopyrite and molybdenum mineralization with encouraging grades. Examples of intersections from these holes are 250 metres of 0.36% copper equivalent (CuEQ)1 comprising 0.27% Cu, 0.018% Mo and 1.8 g/t Ag, including 58 metres of 0.53% CuEQ, comprising 0.39% Cu, 0.031% Mo and 1.9 g/t Ag; 247 metres of 0.32% CuEQ, comprising 0.22% Cu, 0.020% Mo and 2.3 g/t Ag, including 64 metres of 0.51% CuEQ, comprising 0.37% Cu, 0.024% Mo and 4.7 g/t Ag; and 183 metres of 0.38% CuEQ, comprising 0.25% Cu and 0.032% Mo (no Ag assays available), including 116 metres of 0.46% CuEQ, comprising 0.29% Cu and 0.043% Mo. All three holes ended in mineralization.

Amarc has commenced an initial exploration drill program, under drill permit MX-4-600, that allows up to twenty-one holes to be drilled, to test the extent and grade of the porphyry system at Ike, which is open in all directions.

Amarc is actively working to engage constructively with First Nations and regulators in the area of the drill permit.

Ike Property Agreement

In December 2013, the Company entered into an Option and Joint Venture Agreement (the "Ike Agreement") with Oxford Resources Inc. ("Oxford"), whereby the Company acquired the right to earn an 80% ownership interest in the Ike property by making cash payments totaling $125,000, issuing 300,000 shares, and by incurring approximately $1,860,000 in exploration expenditures on or before November 30, 2015.

In July 2014 the Ike Agreement was amended and Oxford assigned all of its interest in the Ike property, and the underlying option agreement with respect to the Ike property, to Amarc and converted its ownership interest in the Ike property to a 1% Net Smelter Return (“NSR”) royalty in consideration of a $40,000 cash payment. The 1% NSR royalty can be purchased at any time for $2,000,000 less any amount of royalty already paid (payable in cash or common shares of Amarc at the Company’s sole election). The maximum aggregate amount payable under the NSR is $2,000,000.

1 Copper equivalent calculations use metal prices of Cu US$3.00/lb, Mo US$12.00/lb, and Ag US$20.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%. Widths reported are drill widths, such that true thicknesses are unknown.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

As a result of the foregoing, Amarc now has a right to acquire a 100% ownership interest in the Ike property directly from two unrelated individuals (formerly the underlying owners and now the “Optionors”) by making a cash payment of $40,000, issuing 100,000 shares, and by incurring approximately $1,860,000 in exploration expenditures on or before November 30, 2015.

The Optionors retain a 2% NSR royalty. Amarc has the right to purchase half of the royalty (1%) for $2,000,000 ($1,000,000 of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. In addition, Amarc has the right to purchase the remaining half of the royalty (1%) for $2,000,000 ($1,000,000 of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018. Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) are due to the Optionors annually commencing December 31, 2015.

Amarc has agreed that upon completion of a positive feasibility study, Amarc will issue 500,000 common shares to the Optionors of the property.

The Ike District Properties – Galore and Granite

Amarc has rights to acquire a 70% and a 100% ownership interest in the Galore and Granite properties, respectively, which are located in the underexplored Ike district. The Company believes that the Galore and Granite properties have the potential to host bulk tonnage copper-molybdenum (silver and gold) porphyry mineralization similar to that being currently drilled at Ike, as well as copper-gold deposits. The Company is currently in the process of compiling all historical data from the properties to define and prioritize targets for field follow up.

Galore Property Agreement

In August 2014, the Company entered into an option and joint venture agreement with Galore Resources Inc. ("Galore Resources"), whereby the Company acquired the right to earn an initial 51% ownership interest in the Galore property by incurring $3,000,000 in exploration expenditures within five years ($1,500,000 of which may be in recordable assessment credits not directly incurred on the property), and by making staged cash payments up to a maximum of $450,000 (50% of which may be payable in Amarc common shares). Amarc may thereafter acquire an additional 19% ownership interest, for a total 70% ownership interest, by incurring $2,000,000 in exploration expenditures within two years. Upon exercise of the initial or additional option, Galore Resources and Amarc have agreed to form either a 51:49 or a 70:30 joint venture, as the case may be. The Galore mineral tenure is comprised of five claim groups and is subject to five underlying option agreements, each of which provides the relevant underlying owner with a 1.5% NSR royalty which may be purchased for $250,000 on or before December 31, 2024 and a 10% net profits interest royalty which may be purchased at any time until December 31, 2024 for $400,000 less, any amount of the net profits interest royalty already paid.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

Granite Property Agreement

In August 2014, the Company entered into a purchase agreement with Great Quest Fertilizers Ltd. ("Great Quest"), whereby the Company can purchase a 100% ownership interest in the Granite property on or before November 30, 2014 by making staged cash payments totalling $400,000. Great Quest holds a 2% NSR royalty on the property which can be purchased for $2,000,000 , on or before commercial production (payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims, which can be purchased at any time for $1,500,000 less any amount of royalty already paid.

The Blackwater District Properties – Galileo, Hubble, Franklin and Darwin

Amarc owns a 100% interest in the Galileo, Hubble, Franklin and Darwin properties, which are located within the Blackwater district, 75 kilometres southwest of Vanderhoof, BC.

The Company has completed an approximately 5,120 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical survey over its Blackwater properties, from which epithermal gold-silver and porphyry gold-copper-type targets were identified for ground evaluation. At Galileo the results of more than 230 line kilometres of Induced Polarization (“IP”) ground geophysical surveys, combined with information from soil geochemical surveys and prospecting have identified four principle target areas with the potential to represent important sulphide systems for drill testing. Drill permits have been received.

The Galileo, Hubble, Franklin and Darwin properties are located approximately 17 to 35 kilometres from New Gold's Blackwater gold deposit (Proven and Probable Reserves of 344.4 million tonnes at an average grade of 0.74 g/t gold containing 8.2 million gold ounces, and 5.5 g/t silver containing 60.8 million silver ounces; New Gold news release December 12, 2013).

Amarc's Blackwater district properties lie approximately 135 kilometres southwest, of the town of Vanderhoof and 176 kilometres southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

Amarc is actively working to engage constructively with First Nations and regulators in the area of its permits.

The Newton Property

Amarc made a drill discovery at its 100% owned Newton bulk-tonnage gold-silver project in late 2009 and subsequently conducted exploration and delineation drilling at the deposit until June 2012.

An initial mineral resource estimate announced in September 2012, based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

Inferred Mineral Resources at various cut-off grades are summarized in the table below.

NEWTON GOLD PROJECT – INFERRED MINERAL RESOURCES

Cut-Off Grade	Size	Grade		Contained Metal
(g/t Au)	Tonnage (000 t)	Gold (g/t)	Silver (g/t)	Gold (000 oz)	Silver (000 oz)
0.20	147,069	0.38	1.9	1,818	8,833
0.25	111,460	0.44	2.1	1,571	7,694
0.30	85,239	0.49	2.4	1,334	6,495
0.35	65,384	0.54	2.7	1,130	5,635
0.40	49,502	0.59	2.9	938	4,596

Notes:

1.

CIM definitions were followed for this mineral resource estimate. An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

2.	Inferred Mineral Resources were estimated using a long-term gold price of US$1,750 per ounce, a long-term silver price of US$25 per ounce, and a US$/C$ 1.00 exchange rate.

3.	Bulk density is 2.71 tonnes per cubic metre.

4.	Numbers may not add due to rounding.

5.	The Effective Date of the Mineral Resource is July 4, 2012; the Effective Date being defined as the date when Roscoe Postle Associates Inc. was in receipt of full data which informed the resource.

The Newton Inferred Mineral Resources was prepared using geostatistical methods by technical staff at Hunter Dickinson Inc. ("HDI") and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate has been filed on www.sedar.com.

The current Newton resource extends over an area of approximately 800 metres by 800 metres and to a depth of 560 metres, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive seven square kilometre sulphide system that is characterized by widespread gold enrichment indicating good potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

Newton exhibits key characteristics that typify significant hydrothermal gold deposits. The deposit lies within a large, gold-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, silver and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal gold deposits in BC – including the important Blackwater-Davidson, Brucejack and Snowfields deposits.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

Exploration and resource expansion potential are clearly indicated at Newton by the large scale of the hydrothermal system, the structurally- and magmatically-active nature of the geological setting at the time of mineralization, the intensity of the hydrothermal alteration and the strong, widespread metal anomalies that have been confirmed by widely-spaced wildcat drilling. In addition, the Newton deposit occupies only one portion of an extensive IP geophysics chargeability anomaly. It is important to note that, beyond the currently delineated Newton resource, anomalous concentrations of metals have been intersected in almost all exploration holes drilled on the property. Large portions of the system remain untested or have been tested only by widely-spaced reconnaissance drilling.

Amarc's Newton property is located some 100 kilometres west of the City of Williams Lake, BC, in a region characterized by gently rolling hills and other characteristics favorable for project development. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

Amarc has undertaken significant consultation with local First Nations. All parties have worked together in a diligent manner in order to develop a positive work relationship.

Newton Property Agreement

Amarc holds a 100% interest in the Newton Property. Newton Gold Corp. holds a 5% net profits interest. In addition, the mineral claims defined in an underlying agreement are subject to a 2% NSR, which royalty may be purchased by Amarc for $2,000,000 at any time. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

Other Properties

The Silver Vista Property

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre MR Zone on the Silver Vista property, located in west-central BC. Previous exploration at the MR Zone indicated the potential for a significant bulk tonnage silver-copper discovery. In addition, Amarc staked mineral claims in the region to cover prospective host rocks.

Results from extensive soil geochemical surveys and a follow up pitting and trenching program completed in 2012 and 2013 respectively, suggest that the silver-copper mineralization is restricted to the immediate vicinity of the historical drilling at the MR Zone, and as such the potential for a large-scale, bulk tonnage deposit is limited. Comprehensive airborne and surface exploration over the greater Silver Vista property identified two porphyry systems also of limited dimensions. No further worked is planned on the property.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

Market Trends

Copper prices declined in late 2008 as a result of the global economic downturn but began to recover in 2009. Copper prices generally increased from 2009 until the end of January 2012, with prices reaching as high as US$4.65/lb. Since then, copper prices have declined, trading within a range of approximately US$2.90/lb. and US$4.00/lb.

In response to the global economic uncertainty that began in mid-2008, gold prices increased in 2009 and generally continued to do so until August 2011, where prices reached as high as $1,912/oz. From August 2011 to September 2012, gold prices traded within a range of approximately US$1,500/oz. and US$1,900/oz. Since then, gold prices have declined, with the most significant decline occurring during 2013, with prices reaching as low as US$1,182/oz.

Silver prices were impacted by economic volatility in 2008 and 2009. However, prices increased significantly from September 2010 to April 2011 as prices reached as high as approximately US$50/oz. Since then, prices have been volatile, trading within a range of approximately US$18/oz. to US$50/oz.

Average annual prices for copper, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Gold	Silver
2008	3.16/lb	871/oz	14.99/oz
2009	2.34/lb	974/oz	14.67/oz
2010	3.42/lb	1,228/oz	20.19/oz
2011	4.00/lb	1,572/oz	35.12/oz
2012	3.61/lb	1,670/oz	31.17/oz
2013	3.34/lb	1,397/oz	23.82/oz
2014 (to the date of this MD&A)	3.16/lb	1,295/oz	20.20/oz

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

1.3	SELECTED ANNUAL INFORMATION

Not required for interim MD&A.

1.4	SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

Summary of Quarterly	Fiscal Quarter Ended
Results
	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,
($ 000’s)	2014	2014	2013	2013	2013	2013	2012	2012
Exploration and evaluation (i)	$187	$130	$291	$330	$343	$2,592	$760	$2,333
Administration	288	387	271	311	337	401	425	498
Share-based payments	–	–	–	49	54	58	55	155
Other items (ii)	(29)	(305)	(62)	32	(13)	(13)	(24)	(44)
Net loss	446	212	500	722	721	3,038	1,216	2,942
Other comprehensive loss (income) (iii)	21	(8)	(10)	(47)	2	9	(20)	6
Comprehensive loss	$467	$204	$490	$675	$723	$3,047	$1,196	$2,948

Basic and diluted loss per share	$0.00	$0.00	$0.00	$0.01	$0.01	$0.02	$0.01	$0.02
Weighted average number of common shares outstanding (millions)	138.7	138.7	138.6	138.6	138.6	138.6	138.6	138.6

(i)	Includes refunds receivable under the British Columbia Mineral Exploration Tax Credit program.

(ii)

Includes interest income, interest expense, gain on termination of joint venture, gain on disposal of available-for-sale financial assets, foreign exchange loss (gain), impairment of available-for-sale financial assets, and mineral property interests written off.

(iii)

Includes revaluation of available-for-sale financial assets, change in fair value of available-for-sale financial assets transferred to profit or loss upon disposition, and impairment of available-for-sale financial assets transferred to profit or loss.

Since the September 2012 quarter, there has been a general decline in the level of exploration and evaluation ("E&E") expenses. The March 2013 quarter included $2.26 million on the Galaxie and ZNT Projects. With the exception of this amount, E&E expenses have remained relatively low over the past eight quarters compared to previous quarters, as a result of the Company’s cash conservation efforts.

Administration expenses have generally declined over the last eight quarters coinciding with the decrease in E&E activities. However, certain administrative costs are still incurred regardless of the level of E&E activity and therefore, the drop in such costs is not as significant as that in E&E expenses.

Expenses for share-based payments typically fluctuate based on the timing of share purchase option grants and the vesting periods associated with these grants.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

1.5	RESULTS OF OPERATIONS

The following financial data has been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and is expressed in Canadian Dollars unless otherwise stated.

Results for the Three Months Ended June 30, 2014 vs. 2013

The Company recorded a net loss of $447,000 during the current quarter compared to a net loss of $721,000 during last year’s quarter. The decrease in net loss was mainly due to a reduction in exploration and related administration activities during the current quarter.

	Three months ended
	June 30,
	2014	2013
	($ 000’s )	($ 000’s	)	Discussion

Exploration and evaluation	$187	$343

During the 2013 quarter, the Company directed its exploration activities primarily towards identifying and assessing potential new projects as well as work on the Newton, and Silver Vista properties.

Exploration activity during the current quarter was focused primarily on the Ike property.

Administration	288	337		During the current quarter, there was a decrease in administration costs corresponding to the general decline in exploration activity.

Share-based payments	–	54		The variation in share-based payments expense was due to the timing of option grants.

Interest income	(15)	(18)		The decrease during the current quarter was due to a lower average cash balance on hand compared to the 2013 quarter.

Gain on disposal of AFS financial assets	(13)	–		During the current quarter, the Company disposed of some of its marketable securities.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

Exploration and Evaluation Expenses

The following tables provide a breakdown of exploration costs incurred during the three months ended June 30, 2014 and 2013:

	Three months ended June 30, 2014
				General
				exploration
($ 000’s)	Ike	Newton	Silver Vista	and other (i)	Total
Assays and analysis	$13	$–	$–	$2	$15
Geological	69	–	2	13	84
Property costs and assessments	57	–	–	–	57
Site activities	1	3	–	–	4
Socioeconomic	25	–	–	–	25
Other	2	–	–	–	2
Total	$167	$3	$2	$15	$187

	Three months ended June 30, 2013
				General
				exploration
($ 000’s)	Ike	Newton	Silver Vista	and other (i)	Total
Assays and analysis	$–	$–	$1	$2	$3
Geological	–	20	39	208	267
Property costs and assessments	–	–	–	–	–
Site activities	–	19	20	–	39
Socioeconomic	–	15	3	4	22
Other	–	5	4	3	12
Total	$–	$59	$67	$217	$343

(i)	Recorded under geological expenses are estimated cost recoveries pertaining to Mineral Exploration Tax Credits from the Government of British Columbia

Administration Expenses

The following table provides a breakdown of administration expenses incurred during the three months ended June 30, 2014 and 2013:

	Three months ended June 30,
($ 000’s)	2014	2013
Legal, accounting and audit	$1	$3
Office and administration	277	277
Shareholder communication	4	44
Travel and accommodation	5	7
Trust and filing	1	6
Total	$288	$337

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

1.6	LIQUIDITY

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

As at June 30, 2014, the Company had working capital of $4.4 million compared to working capital of $4.8 million as at March 31, 2014. The decrease in working capital since March 31, 2014 was mainly due to the continued funding of the Company's exploration programs for its various properties as well as ongoing operating expenses. The Company's current working capital is sufficient to fund its known commitments due within the next twelve months.

The Company has no long-term debt, capital lease obligations, operating leases or any other long-term obligations.

The Company will continue to advance its exploration projects by finding the appropriate balance between advancing the projects and preserving its cash.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

A summary of the Company's cash flows is as follows:

	Three months ended June 30,
($ 000’s)	2014	2013
Net cash used in operating activities	$(518)	$(369)
Net cash provided by investing activities	30	18
Net cash used in financing activities	–	(10)
Net decrease in cash and cash equivalents	$(488)	$(361)

Operating activities:	Cash used in operating activities was attributable primarily to the Company's ongoing exploration and administrative activities during both the current quarter and last year’s quarter.

Investing activities:

The Company received proceeds from the disposition of certain marketable securities during the current quarter as well as interest on funds held with financial institutions. During last year’s quarter, the Company also received interest but did not dispose of any marketable securities.

Financing activities:	During last year’s quarter, the Galaxie Joint Venture made interest payments on its debenture, of which the Company recognized its then- 40% share.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

1.7	CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8	OFF-BALANCE SHEET ARRANGEMENTS

None.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

1.9	TRANSACTIONS WITH RELATED PARTIES

The required quantitative disclosure is provided in the accompanying Interim Financial Statements as at and for the three months ended June 30, 2014, which are publicly available on SEDAR at www.sedar.com.

Hunter Dickinson Inc.

Description of the relationship

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company.

The following directors or officers of the Company also have a role within HDSI.

Individual	Role within the Company	Role within HDSI
Scott Cousens	Director	Director
Robert Dickinson	Director	Director
Paul Mann	Chief Financial Officer	Employee
Diane Nicolson	Executive Vice President	Employee
Ronald Thiessen	Director, President, Chief Executive Officer	Director
Trevor Thomas	General Counsel and Corporate Secretary	Employee

The business purpose of the related party transactions

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients. The Company is also able to eliminate many of its fixed costs, including rent, technology, and other infrastructure which would otherwise be incurred for maintaining its corporate offices.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

The measurement basis used

The Company procures services from HDSI pursuant to an agreement dated July 2, 2010. Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services from HDSI are determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

Third party costs are billed at cost, without markup.

Ongoing contractual or other commitments resulting from the related party relationship

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either of the Company or HDSI.

Transactions with HDSI during the period

This disclosure is provided in note 10(b) of the accompanying financial statements.

Amounts due to or from HDSI at the end of the reporting period

This disclosure is provided in note 10(b) of the accompanying financial statements.

1.10	FOURTH QUARTER

Not applicable.

1.11	PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

1.12	CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.13	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in the accompanying Interim Financial Statements as at and for the three months ended June 30, 2014, which are publicly available on SEDAR at www.sedar.com.

1.14	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, available-for-sale marketable securities, accounts payable and accrued liabilities, and balances due to related parties approximate their fair values due to their short-term nature.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

1.15	OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.

(b)	expensed research and development costs	Not applicable.

(c)	deferred development costs	Not applicable.

(d)	general and administration expenses	See 1.5 Results of Operations above.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None.

1.15.2	DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A:

Number of common shares outstanding	138,824,061

Number of share purchase options outstanding	5,123,800

1.15.3	INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.15.4	DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.15.5	LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

1.16	RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

•	the particular attributes of the deposit, such as size, grade and proximity to infrastructure;

•	metal prices, which may be volatile, and are highly cyclical; and

•	government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could reduce expected earnings.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire are added. The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;

•	the results of consultants' analyses and recommendations;

•	government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

•	the rate at which operating losses are incurred;

•	the execution of any joint venture agreements with strategic partners; and

•	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects.

In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

Environmental Matters

All of the Company's operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to become economically unattractive at that time.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2014

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.